

February 5, 2013

<u>Via E-Mail</u>
Mr. Rakesh Malhotra
Chief Financial Officer
Infrastructure Materials Corp.
1135 Terminal Way, Suite 207B
Reno, NV 89502

> **Re: Infrastructure Materials Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed September 26, 2012**
> **File No. 000-52641**

Dear Mr. Malhotra:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2012</u>

<u>Item 9A. Controls and Procedures, page 49</u>

<u>Management's Report on Internal Control Over Financial Reporting, page 49</u>

1.   We note that your management assessed the effectiveness of your internal control over financial reporting ("ICFR") and concluded that ICFR is effective. However, you do not disclose the "as of" date for the ICFR evaluation. Please confirm to us that your management concluded that your ICFR was effective as of June 30, 2012. Also confirm to us that you will include the "as of" date for purposes of your ICFR evaluation disclosure in future filings pursuant to Item 308(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining